Mail Stop 6010

June 25, 2007

Mr. James J. Burke
Chief Financial Officer
Standard Motor Products, Inc.
37-18 Northern Boulevard
Long Island City, NY 11101

      Re: Standard Motor Products, Inc.
              Form 10-K for the Year Ended December 31, 2006
              File No. 001-04743

Dear Mr. Burke:

We have reviewed your filings and your response letter dated June 15, 2007 and we have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. James J. Burke
Standard Motor Products, Inc.
June 25, 2007
Page 2

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data, page 37

Report of Independent Registered Public Accounting Firm—Internal Controls over Financial Reporting, page 39
Report of Independent Registered Public Accounting Firm—Consolidated Financial Statements, page 40

1.   We note your response to prior comment 1. We reissue our prior comment in its entirety.

Notes to Consolidated Financial Statements, page 45

Note 15. Other Income (Expense), Net

2.   We note your response to prior comment 3. In light of the 2005 equity income amounts you provided supplementally, it is not clear to us how you are able to reach the conclusion that "the joint ventures amounts were well under 20% of the corresponding consolidated amounts." We note that loss from continuing operations before income taxes was $347,000 in 2005. Please provide us with the calculations supporting your conclusion.

        As appropriate, please amend your December 31, 2006 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

             You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Kevin Vaughn
                                        Branch Chief